                                               Filed pursuant to rule 424(b)(3).
                                               Registration No. 333-77053


THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS SUPPLEMENT (Subject To Completion, Issued July 22, 1999) (To Prospectus dated April 30, 1999)

                                  $500,000,000

                     BellSouth Capital Funding Corporation
                     % QUARTERLY INTEREST BONDS DUE 2039 (QUIBS)*
                     Issued under a Support Agreement with

                             BellSouth Corporation
                             ---------------------

         Interest payable on February 1, May 1, August 1 and November 1
                             ---------------------

THE BONDS WILL MATURE ON AUGUST 1, 2039. WE WILL HAVE THE RIGHT TO REDEEM THE BONDS IN CERTAIN CIRCUMSTANCES IF WE ARE UNABLE TO DEDUCT INTEREST PAID ON THE BONDS. WE MAY ALSO REDEEM THE BONDS BEGINNING AUGUST 1, 2004 AT 100% OF THEIR PRINCIPAL AMOUNT PLUS ACCRUED INTEREST. YOU MAY PURCHASE BONDS IN DENOMINATIONS OF $25 AND INTEGRAL MULTIPLES OF $25.
                             ---------------------
        WE WILL APPLY TO LIST THE BONDS ON THE NEW YORK STOCK EXCHANGE.
                             ---------------------
                    PRICE 100% AND ACCRUED INTEREST, IF ANY
                             ---------------------

                                                                      UNDERWRITING
                                                      PRICE TO        DISCOUNTS AND    PROCEEDS TO
                                                      PUBLIC          COMMISSIONS      COMPANY
                                                      ----------      -------------    ------------
Per Bond............................................        %              %                 %
Total...............................................  $                $               $

                             ---------------------
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase up to an additional $75,000,000 aggregate principal amount of bonds, solely to cover over-allotments.

The underwriters expect to deliver the bonds to purchasers on August   , 1999.
                             ---------------------

          * QUIBS is a servicemark of Morgan Stanley Dean Witter & Co.
                             ---------------------
MORGAN STANLEY DEAN WITTER
        A.G. EDWARDS & SONS, INC.
                LEHMAN BROTHERS
                         MERRILL LYNCH & CO.
                                 PAINEWEBBER INCORPORATED
                                        PRUDENTIAL SECURITIES
                                             SALOMON SMITH BARNEY
                             ---------------------
                        INTERNET DISTRIBUTION OFFERED BY

                           DISCOVER BROKERAGE DIRECT
July   , 1999

                               TABLE OF CONTENTS

                                     PAGE
                                     ----
PROSPECTUS SUPPLEMENT
  Business of BellSouth
     Corporation...................   S-3
  Proceeds of the Offering.........   S-4
  Recent Developments..............   S-4
  Selected Financial and Operating
     Data of BellSouth
     Corporation...................   S-5
  Description of the Bonds.........   S-6
  U.S. Tax Considerations..........  S-10
  Underwriters.....................  S-12

                                     PAGE
                                     ----
PROSPECTUS
  About This Prospectus............     2
  Where You Can Find More
     Information...................     2
  BellSouth Corporation............     3
  BellSouth Capital Funding
     Corporation...................     3
  Support Agreement................     3
  Use of Proceeds..................     4
  Description of Securities........     4
  Plan of Distribution.............     7
  Legal Opinions...................     8
  Independent Accountants..........     8

     You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus but should not assume the information is accurate after the date of this prospectus supplement, even if it is delivered in connection with the sale of bonds. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the bonds and seeking offers to buy the bonds only in jurisdictions where offers and sales are permitted.

     In this prospectus supplement, "we" and "our" refer to BellSouth Capital Funding Corporation.

           CAUTIONARY LANGUAGE CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus supplement, accompanying prospectus and the materials incorporated by reference contain forward-looking statements regarding events and financial trends that may affect our future operating results and financial position. These statements are based on our assumptions and estimates and are subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.

     Factors that could affect future operating results and financial position and could cause actual results to differ materially from those expressed in the forward-looking statements are:

     - a change in economic conditions in domestic or international markets where we operate or have material investments which would affect demand for our services;

     - the intensity of competitive activity and its resulting impact on pricing strategies and new product offerings;

     - further delay in our entry into the interLATA long distance market;

     - higher than anticipated start-up costs or significant up-front investments associated with new business initiatives;

     - unanticipated higher capital spending from the deployment of new technologies;

     - unsatisfactory results in regulatory actions including access reform, universal service, terms of interconnection and unbundled network elements and resale rates; and

     - failure to satisfactorily identify and complete Year 2000 software and hardware revisions by us and entities with which we do business.

     This list of cautionary statements is not exhaustive. These and other developments could cause our actual results to differ materially from those forecast or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which are current only as of the date of this filing. We have no obligation to publicly release the results of any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus.

                       BUSINESS OF BELLSOUTH CORPORATION

     BellSouth Capital Funding Corporation is a finance subsidiary for BellSouth Corporation ("BellSouth") and engages in no independent business operations. BellSouth supports the debt obligations of BellSouth Capital Funding Corporation as described under "Support Agreement" on page 3 of the accompanying prospectus.

     BellSouth is a diversified communications services company generating revenues of over $23 billion annually from wireline telecommunications, wireless communications, cable and wireless TV, directory advertising and publishing and Internet and data services. It has nearly 34 million customers in 19 countries worldwide.

     For management purposes, BellSouth's business is organized into five operating segments. Those segments, and the percentage of consolidated revenues attributable to each for the last 3 years, are as follows:

                                                             1998   1997   1996
                                                             ----   ----   ----
Wireline communications....................................   71%    74%    77%
Domestic wireless..........................................   12%    13%    12%
International operations...................................    9%     5%     3%
Advertising and publishing.................................    8%     9%     9%
Other......................................................   --     --     --

     Wireline Communications The wireline communications businesses include the provision of local exchange, network access and intraLATA long distance services to business and residential customers in a nine-state region located in the southeastern United States. BellSouth operates over one of the most modern telecommunications networks in the world, which includes over two million miles of fiber optic cable. At June 30, 1999 BellSouth had over 41 million equivalent access lines in service.

     Domestic Wireless BellSouth is one of the largest wireless communications companies in the nation, providing services to over 5 million customers, on an equity basis, in 14 states. With partners, it operates under the BellSouth brand name in ten Southeastern states and under a variety of names in California, Indiana, Texas and Virginia. BellSouth's domestic wireless business now covers 58 million equity POPs (population), and its state-of-the-art networks provide high quality service with a wide array of advanced products and services. BellSouth now offers digital service to substantially all of its wireless markets, and more than 50 percent of its wireless minutes are placed over its digital network.

     International Operations BellSouth has assembled a broad portfolio of operations in the Latin American, European and Asia/Pacific regions. BellSouth's international strategy is to continue to grow existing operations and to expand into new markets. BellSouth currently operates wireless systems in 13 foreign countries with an aggregate customer base of over 4.5 million people, on an equity basis. In addition to wireless service, BellSouth offers wireline communications, long distance service, Internet access, network planning services, data networks and information services.

     Advertising and Publishing BellSouth's advertising and publishing businesses include companies that publish, print, sell advertising in, and perform related services concerning alphabetical and classified telephone directories and electronic product offerings.

     Other This segment is primarily comprised of BellSouth's communications group companies -- including new business initiatives such as entertainment (cable and wireless TV), wireless data, Internet access and plans for interLATA long distance.

                            PROCEEDS OF THE OFFERING

     We intend to apply the net proceeds ($       million after deducting
underwriting discounts and commissions and expenses) to refinance a portion of the approximately $2.5 billion in commercial paper which we issued for the interim financing of BellSouth's recent $3.5 billion investment in Qwest Communications International Inc. We plan to permanently refinance the remaining amount of commercial paper issued for the Qwest purchase in the near term, subject to market conditions. The weighted average interest cost of our commercial paper is 5.07%.

                              RECENT DEVELOPMENTS

     On July 21, BellSouth reported second quarter net income of $980 million, a
19.8 percent increase compared to $818 million in the second quarter of 1998. Earnings in the most recent quarter included a $95 million benefit from a change in accounting for internal-use software development. See "Selected Financial and Operating Data of BellSouth Corporation" on page S-5 for a summary of BellSouth's six-month results.

     In May 1999, BellSouth purchased a 10% equity interest in Qwest. In addition, BellSouth has agreed with Qwest to coordinate the marketing of services, with Qwest offering its full portfolio of data networking, Internet and voice services. BellSouth will offer a full complement of local networking services. Once BellSouth is allowed into the interLATA long distance business in its home territory, the companies will jointly develop and deliver a comprehensive set of end-to-end, high-speed data, image and voice communications services to business customers, with a heavy emphasis on the fast-growing broadband and Internet-based data services. BellSouth will assume retail leadership with customers based in the South; Qwest will provide support resources to assist BellSouth in the region as required with the primary emphasis of the Qwest sales force being focused on the rest of the country.

     In May 1999, BellSouth completed a $3 billion common stock repurchase plan initiated in November 1998. BellSouth purchased approximately 68 million shares of its common stock under this plan.

                     SELECTED FINANCIAL AND OPERATING DATA
                            OF BELLSOUTH CORPORATION

                             (DOLLARS IN MILLIONS)

     We derived the information presented below from BellSouth's audited and unaudited financial statements for the periods presented. The information is only a summary and you should read it together with the financial information incorporated by reference into this prospectus supplement.

                                                          SIX MONTHS ENDED
                                                              JUNE 30,          YEAR ENDED DECEMBER 31,
                                                          -----------------   ---------------------------
                                                           1999      1998      1998      1997      1996
                                                          -------   -------   -------   -------   -------
                                                             (UNAUDITED)
INCOME STATEMENT DATA:
Operating Revenues......................................  $12,121   $11,090   $23,123   $20,561   $19,040
Operating Expenses......................................    8,868     8,202    17,219    15,185    14,261
                                                          -------   -------   -------   -------   -------
Operating Income(1).....................................    3,253     2,888     5,904     5,376     4,779
Interest Expense........................................      471       393       837       761       721
Other Income, net(2)(3).................................      (35)      301       684       806       550
                                                          -------   -------   -------   -------   -------
Income Before Income Taxes and Extraordinary Losses.....    2,747     2,796     5,751     5,421     4,608
Provision for Income Taxes..............................    1,152     1,086     2,224     2,151     1,745
                                                          -------   -------   -------   -------   -------
Income Before Extraordinary Losses......................    1,595     1,710     3,527     3,270     2,863
Extraordinary Losses, net of tax(4).....................       --        --        --        (9)       --
                                                          -------   -------   -------   -------   -------
Net Income(1)...........................................  $ 1,595   $ 1,710   $ 3,527   $ 3,261   $ 2,863
                                                          =======   =======   =======   =======   =======
BALANCE SHEET DATA:
Cash and Cash Equivalents...............................  $   573   $ 2,222   $ 3,003   $ 2,570   $ 1,178
Total Assets............................................  $41,516   $37,521   $39,410   $36,301   $32,568
Debt Maturing within One Year...........................  $ 7,693   $ 3,082   $ 3,454   $ 3,706   $ 2,124
Long-Term Debt..........................................  $ 8,391   $ 8,535   $ 8,715   $ 7,348   $ 8,116
Shareholders' Equity(7).................................  $13,954   $15,843   $16,110   $15,165   $13,249

OTHER DATA:
Debt Ratio at End of Period(5)..........................     53.5%     42.2%     43.0%     42.1%     43.5%
Ratio of Earnings to Fixed Charges(6)...................     6.67x     7.20x     7.09x     7.17x     6.55x

---------------

(1) On January 1, 1999, BellSouth adopted a new accounting standard (SOP 98-1) related to the capitalization of certain costs for internal-use software development. Adoption of the new standard resulted in an increase in earnings as a result of the capitalization of costs which had previously been expensed. The impact for the first six months of 1999 was an increase in operating income of $260 and net income of $160.
(2) The 1998 periods presented included a pretax gain of $155 ($96 after tax) associated with additional proceeds received in 1998 on the 1997 sale of ITT World Directories, Inc. The year ended December 31, 1998 also includes a pretax gain of $180 ($110 after tax) associated with the sale of BellSouth New Zealand. For 1997, includes the pretax gains on the sale of Optus Communications and ITT World Directories, Inc. The pretax gains on such sales were $578 ($352 after tax) and $209 ($128 after tax), respectively. For 1996, includes the pretax gain on the sale of a paging business of $442 ($344 after tax).
(3) For the six months ended June 30, 1999, includes $280 of foreign currency losses recorded as a result of the devaluation of the Brazilian Real.
(4) Reflects charges related to the extinguishment of long-term debt issues.
(5) This ratio is calculated by dividing the sum of debt maturing within one year and long-term debt, net of unamortized debt issuance costs, by the sum of shareholders' equity, debt maturing within one year and long-term debt, net of unamortized debt issuance costs.
(6) For the purpose of this ratio: (i) earnings have been calculated by adding income before income taxes, gross interest expense and such portion of rental expense representative of the interest factor on such rentals; (ii) fixed charges are comprised of gross interest expense and such portion of rental expense representative of the interest factor on such rentals.
(7) Shareholders' Equity decreased from December 31, 1998 to June 30, 1999, due primarily to the repurchase by BellSouth during 1999 of 66 million shares of its common stock under a stock repurchase plan. BellSouth completed the plan in May 1999.

                            DESCRIPTION OF THE BONDS

GENERAL

     We will issue the bonds in denominations of $25 and integral multiples of $25 under an indenture dated as of August 1, 1992 with The Bank of New York, as successor to Wachovia Bank of Georgia, N.A., as trustee. The section "Description of Securities" in the attached prospectus contains a description of terms of the indenture generally applicable to securities issued under it. The following supplements that description by describing terms specifically applicable to the bonds. We have filed a copy of the indenture as an exhibit to the registration statement of which the attached prospectus forms a part.

     The bonds will mature on August 1, 2039. Interest on the bonds will accrue
at an annual rate of   % from August   , 1999 and will be payable quarterly on
each February 1, May 1, August 1 and November 1, beginning November 1, 1999. We will make payments to the holders of record on the record dates, which are January 15, April 15, July 15 and October 15, respectively. If an interest payment date or the maturity date of the bonds is not a business day, we will pay interest or principal on the next business day. However, interest on the payment will not accrue for the period from the original payment date to the date we make the payment. We will calculate the interest based on a 360-day year of twelve 30-day months.

OPTIONAL REDEMPTION

     We may not redeem the bonds before August 1, 2004, except for tax reasons as described below under "-- Redemption for Tax Reasons." On and after August 1, 2004, we may redeem the bonds, at our option and at any time, in whole or in part at a redemption price equal to 100% of their principal amount plus accrued and unpaid interest up to but not including the date of redemption.

REDEMPTION FOR TAX REASONS

     We may elect to redeem the bonds, in whole but not in part, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest up to
but not including the redemption date, if on or after August   , 1999, a change
in the U.S. tax laws results in a substantial likelihood that we will not be able to deduct the full amount of interest accrued on the bonds for U.S. federal income tax purposes.

     The bonds describe a change in tax laws broadly and permit us to redeem because of:

     - any actual or proposed change in or amendment to the laws of the U.S., or regulations or rulings promulgated under those laws;

     - any change in the way those laws, rulings or regulations are interpreted, applied or enforced;

     - any action taken by a taxing authority that applies to us;

     - any court decision; or

     - any technical advice memorandum, letter ruling or administrative pronouncement issued by the U.S. Internal Revenue Service, based on a fact pattern substantially similar to ours.

SELECTION AND NOTICE

     We will mail notices of redemption by first-class mail at least 30 and not more than 90 days prior to the date fixed for redemption to each registered holder of the bonds to be redeemed at its registered address. If we redeem less than all of the bonds at any time, the trustee will select the bonds to be redeemed on a pro rata basis, by lot or by such other method directed by us. The trustee will make that selection not more than 60 days before the redemption date.

BOOK-ENTRY SYSTEM

     We will issue the bonds in registered book-entry only form. They will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York ("DTC") or its nominee. Except as we describe below, a global security is not transferable, except that DTC, its nominees and their successors may transfer an entire global security to one another.

     DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the bonds.

     Under book-entry only, we will not issue certificates to you or any other individual holders of the securities. Your beneficial interest in a global security will be shown on, and transfers of your beneficial interest will be made only through, records maintained by DTC in the United States or Cedelbank or Euroclear in Europe, and their respective participants. Cedel and Euroclear will hold interests in the global securities on behalf of their participants in their respective names on the books of their respective depositaries, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Cedel. The depositaries, in turn, will hold such interests in the global securities in the depositaries' names on the books of DTC.

  DTC

     DTC has provided us with the following information. DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the United States Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that act through a participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

  Cedel

     Cedel is incorporated under the laws of Luxembourg as a professional depositary. Cedel

     - holds securities for its participants and

     - facilitates the settlement among its participants of securities transactions through computerized records for participants' accounts.

This eliminates the need for physical movement of certificates. Transactions may be settled in Cedel in any of 28 currencies, including United States dollars. Cedel provides many services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

     As a professional depositary, Cedel is subject to regulation by the Luxembourg Monetary Institute. Cedel participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Cedel's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant.

  Euroclear

     Euroclear was created in 1968 to

     - hold securities for its participants and

     - clear and settle transactions between its participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.

Transactions may be settled in any of 32 currencies, including United States dollars. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

     Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation. All operations are conducted by the operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of its participants. Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

     Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Euroclear's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant.

     The Euroclear operator is the Belgian branch of a New York trust company which is a member bank of the Federal Reserve System. As a result, it is regulated and examined by the Federal Reserve and the New York State Banking Department, as well as the Belgian Banking Commission.

  Transfers

     Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global security in DTC and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositaries for Euroclear or Cedel.

     Because of time zone differences, the securities accounts of a Euroclear or Cedel participant purchasing an interest in a global security from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear or Cedel) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel as a result of sales of interests in a global security by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

     The information in this section concerning DTC, Euroclear and Cedel and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

  Payments

     We will wire principal and interest payments on book-entry bonds to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, neither we, BellSouth nor the Trustee will have any direct responsibility or liability to pay amounts due on the securities, or to furnish any information, to owners of beneficial interests in the global securities. The principal and interest on the bonds will be payable at our office or agency in New York, New York.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to participants, whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interest, as is the case with securities held for the account of customers registered in "street name." However, these payments, and your holdings, will be the responsibility of the participants and not of DTC, the Trustee, BellSouth or us.

     Although DTC, Cedel and Euroclear have agreed to the foregoing procedures in order to facilitate transfer of interests in the global bonds among participants, none of them is under any obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, BellSouth nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants under the rules and procedures governing DTC, Cedel or Euroclear. DTC, Cedel and Euroclear may discontinue providing their services as securities depositary with respect to the bonds at any time.

     Securities represented by a global security would be exchangeable for securities represented by certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depository within 90 days; or

     - we instruct the Trustee that the global security is exchangeable; or

     - an event of default has occurred and is continuing.

     If, after the occurrence of one of the foregoing events, you hold a bond in fully certificated form, we will pay the interest and principal on your bond to you by check.

TRADING CHARACTERISTICS

     We expect the bonds to trade at a price that takes into account the value, if any, of accrued but unpaid interest. This means that purchasers will not pay, and sellers will not receive, accrued and unpaid interest on the bonds that is not included in their trading price. Any portion of the trading price of a bond that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the bonds.

                            U.S. TAX CONSIDERATIONS

     In the opinion of Davis Polk & Wardwell, our special tax counsel, the following summary describes the material U.S. federal income and certain estate tax consequences of ownership and disposition of the bonds to an initial investor purchasing a bond at its "issue price," that is, the first price to the public at which a substantial amount of the bonds in an issue is sold (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. This summary discusses only bonds held as capital assets within the meaning of
Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, persons holding bonds in connection with a hedging transaction, "straddle," conversion transaction or other integrated transaction, or persons who have ceased to be U.S. citizens or to be taxed as resident aliens.

     Prospective investors should consult their tax advisers with regard to the application of U.S. federal tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

U.S. HOLDERS

     "U.S. Holder" means a beneficial owner of a bond that is, for U.S. federal income tax purposes, (i) a citizen or resident of the U.S., (ii) a corporation, partnership or other entity created or organized in or under the laws of the U.S. or of any political subdivision thereof or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

  Payments of Interest

     Stated interest on a bond will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for tax purposes.

  Sale, Exchange or Retirement

     Upon the sale, exchange or retirement of a bond, a U.S. Holder will recognize taxable gain or loss equal to the difference between the U.S. Holder's adjusted tax basis in the bond and the amount realized on the sale, exchange or retirement. For these purposes, the amount realized does not include any amount representing interest not previously included in income. (See "Description of the Bonds -- Trading Characteristics.") Such amounts are treated as interest as described under "Payments of Interest" above.

     A U.S. Holder's adjusted tax basis in a bond will generally equal the cost of the bond to the U.S. Holder. Gain or loss realized on the sale, exchange or retirement of a bond will be capital gain or loss. Prospective investors should consult their tax advisers regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates and have held their bonds for more than one year) and losses (the deductibility of which is subject to limitations).

NON-U.S. HOLDERS

     "Non-U.S. Holder" means a beneficial owner of a bond that is, for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or
(iv) a foreign partnership one or more of the members of which is a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

     Under present U.S. federal tax law, and subject to the discussion below concerning backup withholding:

          (a) payments of principal, interest and premium on the bonds to any Non-U.S. Holder will be exempt from the 30% U.S. federal withholding tax, provided that (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code and (ii) the statement requirement set forth in Section 871(h) or
     Section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below;

          (b) a Non-U.S. Holder of a bond will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of the bond, unless (i) the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition, and either the gain is attributable to an office or other fixed place of business maintained by the individual in the U.S. or, generally, the individual has a "tax home" in the U.S. or (ii) the gain is effectively connected with the Holder's conduct of a trade or business in the U.S.; and

          (c) a bond held by an individual who is not, for U.S. estate tax purposes, a resident or citizen of the U.S. at the time of his death generally will not be subject to U.S. federal estate tax as a result of the individual's death, provided that the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote and, at the time of the individual's death, payments with respect to the bond would not have been effectively connected to the conduct by the individual of a trade or business in the U.S.

     The certification requirement referred to in subparagraph (a) will be fulfilled if the beneficial owner of a bond certifies on IRS Form W-8 or any successor form as required by applicable Treasury Regulations (the "Form W-8"), under penalties of perjury, that it is not a U.S. person and provides its name and address, and (i) the beneficial owner files the Form W-8 with the withholding agent or, (ii) in the case of a bond held by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business holding the bond on behalf of the beneficial owner, the financial institution files with the withholding agent a statement that it has received the Form W-8 from the holder and furnishes the withholding agent with a copy thereof. With respect to a bond held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, unless a foreign partnership has entered into a withholding agreement with the IRS, for interest and disposition proceeds paid with respect to a bond after December 31, 2000, the foreign partnership will be required, in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner. Prospective investors, including foreign partnerships and their partners, should consult their tax advisers regarding possible additional reporting requirements.

     If a Non-U.S. Holder of a bond is engaged in a trade or business in the U.S., and if interest on the bond (or gain realized on its sale, exchange or other disposition) is effectively connected with the conduct of the trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will be subject to regular U.S. income tax on the effectively connected income, generally in the same manner as if it were a U.S. Holder. See "-- U.S. Holders" above. In lieu of the certificate described in the preceding paragraph, the Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form 4224 to claim an exemption from withholding tax. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to the effectively connected income, subject to certain adjustments. For payments after December 31, 2000, Form W-8ECI will replace Form 4224.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  U.S. Holders

     A 31% backup withholding tax and information reporting requirements apply to certain payments of principal of and interest on an obligation, and to proceeds of disposition of an obligation, to certain noncorporate U.S. Holders if such holders fail to provide correct taxpayer identification numbers and other information or fail to comply with certain other requirements. We, our paying agent, or a broker, as the case may be, will be required to withhold from any payment that is subject to backup withholding a tax equal to 31% of such payment unless the holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations and certain other conditions are met.

  Non-U.S. Holders

     Backup withholding will not apply to payments made on a bond if the certifications required by Sections 871(h) and 881(c) are received, provided that we or our paying agent, as the case may be, do not have actual knowledge that the payee is a U.S. person. Under current Treasury Regulations, payments of principal, premium or interest made to or through a foreign office of a custodian, nominee or other agent acting on behalf of a beneficial owner of a bond who is a Non-U.S. Holder will generally not be subject to backup withholding or information reporting requirements.

     HOLDERS OF BONDS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE APPLICATION OF INFORMATION REPORTING AND BACKUP WITHHOLDING IN THEIR PARTICULAR SITUATIONS, THE AVAILABILITY OF AN EXEMPTION THEREFROM AND THE PROCEDURE FOR OBTAINING SUCH AN EXEMPTION, IF AVAILABLE. Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, the following principal amounts of bonds:

                                                              PRINCIPAL
                           NAME                                 AMOUNT
                           ----                              ------------
Morgan Stanley & Co. Incorporated..........................  $
A.G. Edwards & Sons, Inc. .................................
Lehman Brothers Inc. ......................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated.........
PaineWebber Incorporated...................................
Prudential Securities Incorporated.........................
Salomon Smith Barney Inc. .................................

                                                             ------------
          Total............................................  $500,000,000
                                                             ============

     The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the bonds is subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all the bonds, other than those covered by the over-allotment option described below, if any are taken.

     Discover Brokerage Direct Inc., an affiliate of Morgan Stanley & Co. Incorporated and facilitator of Internet distribution, is acting as a selected dealer in connection with the offering.

     The underwriters initially propose to offer part of the bonds directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$.     per $25 bond. The underwriters may allow, and such dealers may reallow, a
concession not in excess of $.     per $25 bond to certain other dealers. After
the bonds are released to the public, the offering price and other selling terms may from time to time be varied by the underwriters named on the cover page of this prospectus supplement.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The bonds are a new issue of securities with no established trading market. We will apply to list the bonds on the New York Stock Exchange. We have been advised by the underwriters that they intend to make a market in the bonds. However, they are not obligated to do so and may discontinue the market making at any time. We cannot assure you as to the liquidity of the trading market for the bonds.

     We have granted the underwriters an option, exercisable until August   ,
1999, to purchase up to an additional $75 million aggregate principal amount of bonds at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the bonds. To the extent the option is exercised, each underwriter will become obligated to purchase approximately the same percentage of the additional bonds as the underwriter purchased in the original offering. If the underwriters' option is exercised in full, the total price to the public would
be $       , the total underwriting discounts and commissions would be $
and total proceeds to BellSouth Capital Funding Corporation would be $       .

     In order to facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the bonds in the offering if the syndicate repurchases previously distributed bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     From time to time, certain of the underwriters have acted as financial advisors to us and BellSouth and have received customary compensation for such services.

                                 $3,700,000,000

                     BELLSOUTH CAPITAL FUNDING CORPORATION

                                DEBT SECURITIES

                        ISSUED UNDER A SUPPORT AGREEMENT
                                      WITH

                             BELLSOUTH CORPORATION

     BellSouth Capital Funding Corporation ("we") may periodically offer these securities. The supplements to this prospectus will describe the specific terms of these securities. You should read this prospectus and any supplements carefully before you invest.

     All of the securities will be covered by a Support Agreement between us and BellSouth Corporation ("BellSouth"), our parent company and sole shareholder. In the Support Agreement, BellSouth has agreed to ensure payment of the securities. (See "Support Agreement" on page 3.)

                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

                 THE DATE OF THIS PROSPECTUS IS APRIL 30, 1999.

                             ABOUT THIS PROSPECTUS

     YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS BUT SHOULD NOT ASSUME THE INFORMATION IS ACCURATE AFTER THE DATE OF THIS PROSPECTUS, EVEN IF IT IS DELIVERED SUBSEQUENTLY FOR ANY PURPOSE. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $3,700,000,000.

     This prospectus provides you with a general description of the debt securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus.

                               TABLE OF CONTENTS

About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
BellSouth Corporation.......................................    3
BellSouth Capital Funding Corporation.......................    3
Support Agreement...........................................    3
Use of Proceeds.............................................    4
Description of Securities...................................    4
Plan of Distribution........................................    7
Legal Opinions..............................................    8
Independent Accountants.....................................    8

                      WHERE YOU CAN FIND MORE INFORMATION

     We are not subject to the informational filing requirements of the SEC, and we have not and will not file any documents under the Securities Exchange Act of 1934. However, BellSouth is subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. You may read and copy these reports at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at (800) 732-0330. In addition, the SEC maintains an Internet site that contains reports and other information regarding BellSouth (http://www.sec.gov).

     We have registered these securities with the SEC (Nos. 33-51449, 333-45607 and 333-77053) under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statements. You may obtain copies of the registration statements, including exhibits, as discussed in the first paragraph.

     The SEC allows us to "incorporate by reference" into this prospectus required information on file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. The following documents have been filed by BellSouth with the SEC (File No. 1-8607) and are incorporated by reference into this prospectus:

          (1) BellSouth's Annual Report on Form 10-K for the year ended December 31, 1998.

          (2) BellSouth's Current Reports on Form 8-K for January 20, January 25, March 30 and April 20, 1999.

     All documents that BellSouth files under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of any series of securities shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the date of filing of such documents.

     YOU MAY OBTAIN COPIES OF THE ABOVE DOCUMENTS UPON REQUEST WITHOUT CHARGE FROM THE OFFICE OF THE CONTROLLER OF BELLSOUTH, 1155 PEACHTREE STREET, N.E., 15G03, ATLANTA, GEORGIA 30309-3610 (TELEPHONE NUMBER 404-249-4238).

                             BELLSOUTH CORPORATION

     BellSouth was incorporated in 1983 under the laws of the State of Georgia and has its principal executive offices at 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610 (telephone number 404-249-2000).

     BellSouth is a holding company, whose principal subsidiary, BellSouth Telecommunications, Inc. ("BST"), provides predominantly tariffed wireline telecommunications services to substantial portions of the population of Alabama, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. BellSouth's other businesses (primarily domestic and international wireless services and advertising and publishing products) are conducted through separate subsidiaries.

                     BELLSOUTH CAPITAL FUNDING CORPORATION

     We were incorporated in 1987 under the laws of the State of Georgia and have our principal executive offices at 1155 Peachtree Street, N.E., Atlanta, Georgia 30309-3610 (telephone number 404-249-2000).

     Our sole corporate purpose is obtaining financing to provide funds for BellSouth's diversification and investments and for general working capital for BellSouth, its subsidiaries and joint ventures. We do not provide financing to BST, other than its subsidiaries whose operations are not regulated by tariff. We raise funds through the sale of debt securities in the United States, European and other overseas markets. We do not engage in any separate business operations.

     On October 14, 1987, the SEC issued an order exempting us from the provisions of the Investment Company Act of 1940, provided that (1) we comply with the provisions of Rule 3a-5 under the Act and (2) the securities remain covered by the Support Agreement.

                               SUPPORT AGREEMENT

     Under the Support Agreement, BellSouth has agreed to cause us to maintain a positive tangible net worth, as determined in accordance with generally accepted accounting principles. The Support Agreement also provides that we must remain a wholly-owned subsidiary of BellSouth.

     BellSouth will provide us sufficient funds to pay the securities. If we default on the securities, the holders or a trustee acting on their behalf can sue BellSouth directly. However no holder of securities or trustee acting on their behalf would have recourse against the stock or assets of BST. Dividends paid to BellSouth by BST, which in 1998 aggregated approximately $2.3 billion, are not subject to this limitation. BellSouth's non-BST net book assets, which would also be available to holders of securities under the Support Agreement, aggregated approximately $7.3 billion at December 31, 1998.

     BellSouth cannot amend or terminate the Support Agreement to adversely affect the rights of holders of securities without the written consent of all holders.

                                USE OF PROCEEDS

     Our general plans for the proceeds from the sale of the securities are described under "BellSouth Capital Funding Corporation" above. Prospectus supplements will describe specific applications.

     We will loan to or invest in BellSouth or its qualifying subsidiaries the proceeds from the offerings as soon as practicable, but in no event later than six months after receipt. In the interim, we will invest the proceeds only in U.S. government securities or commercial paper permitted by Rule 3a-5(a)(6) of the SEC under the Investment Company Act of 1940.

                           DESCRIPTION OF SECURITIES

     The following description sets forth certain general terms and provisions of the securities and the indenture. You may obtain a copy of the indenture as described in "Where You Can Find More Information" on page 2. Particular sections of the indenture are cited parenthetically.

GENERAL

     The securities will be issued under an indenture dated as of August 1, 1992 among us, BellSouth and The Bank of New York, as successor to Wachovia Bank of Georgia, N.A. (the "Trustee"). BellSouth and certain of its affiliates maintain banking relationships in the ordinary course of business with the Trustee and certain of its affiliates.

     The indenture does not limit the amount of securities that may be issued, and securities may be issued as authorized from time to time by our Board of Directors, by a Company order signed by two of our officers or by a supplemental indenture. The securities will be unsecured general obligations and will rank equally with our other outstanding debt.

GLOBAL SECURITIES

Form and Exchange

     We will normally issue the securities in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. We will refer to this form here and in the prospectus supplement as "book-entry only."

     Alternatively, we may issue the securities in certificated form registered in the name of the holder. Under these circumstances, holders may receive certificates representing the securities. Securities in certificated form will be issued only in increments of $1,000 and multiples of $1,000 and will be exchangeable without charge except for reimbursement of taxes or other governmental charges, if any. We will refer to this form as "certificated."

     If we issue original issue discount ("OID") securities, we will describe the special United States federal income tax and other considerations of a purchase of such securities in the prospectus supplement. OID securities are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

Book-Entry Only Procedures

     The following discussion pertains to securities that are issued in book-entry only form.

     We would issue one or more global securities to DTC or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security is not transferable, except that DTC, its nominees and their successors may transfer an entire global security to one another.

     Under book-entry only, we would not issue certificates to individual holders of the securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us with the following information. DTC is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the United States Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, neither we, BellSouth nor the Trustee will have any direct responsibility or liability to pay amounts due on the securities, or to furnish any information, to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to participants, whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interest, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the Trustee, BellSouth or us.

     Securities represented by a global security would be exchangeable for securities represented by certificates with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law and we do not appoint a successor depository within 90 days; or

     - we instruct the Trustee that the global security is exchangeable; or

     - an event of default has occurred and is continuing.

LIEN ON ASSETS

     Neither the indenture nor the Support Agreement restricts BellSouth or us from encumbering any of our respective assets. However, if we encumber any of our assets, we will likewise secure outstanding securities, and any other of our obligations, which may be entitled to the benefit of a similar covenant.

This covenant does not apply to purchase-money liens, to deposits or pledges under workers' compensation, unemployment insurance or other laws or to secure judicial or other statutory obligations. (Section 4.02)

SUCCESSOR ENTITIES

     Neither we nor BellSouth may consolidate with or merge into, or transfer or lease our respective property and assets substantially as an entirety to, another entity unless the successor entity is a United States corporation and, in our case, it assumes all our obligations under the securities and the indenture and, in the case of BellSouth, it assumes all the obligations of BellSouth under the indenture and the Support Agreement. In that event, except in the case of a lease, all such obligations of us or BellSouth, as the case may be, shall terminate. (Sections 5.01 and 5.02)

     BellSouth or a subsidiary may obligate itself to pay the principal of and interest on all securities and to perform our indenture covenants. In that event, BellSouth or the subsidiary would have the same rights and obligations as we would under the indenture, and we would be released from the indenture. (Section 5.03)

EVENTS OF DEFAULT

     The following would be events of default under the indenture regarding a series of securities:

     - default in the payment of interest on any security of such series for 90 days;

     - default in the payment of the principal of any security of such series;

     - failure by us or BellSouth for 90 days after notice to comply with any of our other indenture or Support Agreement agreements regarding the securities of such series (other than covenants relating only to other series) and

     - certain events of bankruptcy or insolvency relating to us.

     A payment default regarding one series would not create a cross-default with regard to any other series of indenture securities. (Section 6.01) If an event of default occurs and is continuing regarding the securities of any series, the Trustee or the holders of at least 25% in principal amount of all of the outstanding securities of that series may declare the principal (or, if the securities of that series are OID securities, such portion of the principal amount as may be specified in the terms of that series) of, and any accrued interest on, all the securities of that series to be due and payable. Securities of all other series would be unaffected. Upon declaration, such principal (or, in the case of OID securities, such specified amount) and interest would become due and payable immediately. (Section 6.02)

     Securityholders may not enforce the indenture, the securities or the Support Agreement, except as provided in the indenture and the Support Agreement. (Section 6.06) The Trustee may require indemnity before it enforces the indenture, the securities or the Support Agreement. (Section 7.01(e)) Subject to certain limitations, holders of a majority in principal amount of the securities of each series affected may direct the Trustee in its exercise of any trust power regarding securities of that series. (Section 6.05) The Trustee may withhold from securityholders notice of any continuing default (except a default in payment on the securities of the series) if it determines that withholding notice is in their interests. (Section 7.05)

AMENDMENT AND WAIVER

     Subject to certain exceptions, the indenture and the securities may be amended or supplemented by agreement of us, BellSouth and the Trustee with the consent of the holders of a majority in principal amount of the outstanding securities of each affected series. Also, we may be excused from complying with an obligation with the consent of the holders of a majority in principal amount of outstanding securities of each affected series. However, without the consent of each securityholder affected, an amendment or waiver may not

     - reduce the amount of securities whose holders must consent to an amendment or waiver;

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     - reduce the rate of or change the time for payment of interest on any security;

     - reduce the principal of, or change the fixed maturity of, any security;

     - waive a default in the payment of principal of or interest on any security;

     - make any security payable in money other than that stated in the security;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any securities; or

     - amend or terminate the Support Agreement to the detriment of the securityholders. (Section 9.02)

     We, BellSouth and the Trustee may agree to amend or supplement the indenture without the consent of any securityholder

     - to cure any ambiguity, defect or inconsistency in the indenture or in the securities of any series;

     - to secure the securities under the circumstances described under "Lien on Assets" on page 5;

     - to provide for the assumption of all the obligations of us or BellSouth, as the case may be, under the securities and the indenture in connection with a merger, consolidation or transfer or lease of our or BellSouth's property and assets substantially as an entirety as provided for in the indenture;

     - to provide for the assumption by BellSouth or a subsidiary of all our obligations under the securities and the indenture;

     - to provide for the issuance of, and establish the form, terms and conditions of, a series of securities or to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of securities;

     - to provide for uncertificated securities in addition to or in place of certificated securities;

     - to add to rights of securityholders or surrender any right or power conferred on us; or

     - to make any change that does not adversely affect the rights of any securityholder. (Section 9.01)

                              PLAN OF DISTRIBUTION

     We may sell the securities directly to purchasers, through agents, through dealers, through underwriters or through a combination of those methods.

     The securities may be distributed from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of securities, underwriters or agents may receive discounts, concessions or commissions from us or from purchasers for whom they may act as agents. Underwriters may sell securities to or through dealers, and such dealers may receive discounts, concessions or commissions from the underwriters or from purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may all have the status of underwriters under the Securities Act of 1933. The prospectus supplement will identify any underwriter or agent and describe any compensation paid by us.

     We may agree to indemnify underwriters and other persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

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                                 LEGAL OPINIONS

     Mark D. Hallenbeck, Associate General Counsel of BellSouth and our General Counsel, is rendering an opinion regarding the legality of the securities. Mr. Hallenbeck may be deemed to beneficially own 22,760 shares of BellSouth Common Stock, including interests through various BellSouth employee benefit plans.

     On behalf of dealers, underwriters or agents, Davis Polk & Wardwell is rendering an opinion regarding certain legal matters in connection with the offering of the securities.

                            INDEPENDENT ACCOUNTANTS

     PricewaterhouseCoopers LLP, independent accountants, has audited the consolidated financial statements included in BellSouth's Annual Report on Form 10-K for the year ended December 31, 1998. That 10-K is incorporated by reference in this prospectus, to the extent and for the periods indicated in PricewaterhouseCoopers LLP's report relating to such consolidated financial statements, which is also incorporated by reference. We have included BellSouth's consolidated financial statements in reliance upon the report of PricewaterhouseCoopers LLP given upon their authority as experts in auditing and accounting.

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